Earlyworks Co., Ltd.

Via EDGAR

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Mr. Matt Derby

December 2, 2025

Re:	Earlyworks Co., Ltd.
Registration Statement on Form F-1 (File No. 333-291781)
Filed November 25, 2025

Dear Mr. Derby:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Earlyworks Co., Ltd. hereby requests acceleration of effectiveness of the above referenced Registration Statement, so that it will become effective at 4:00 p.m. ET on December 4, 2025, or as soon as thereafter practicable.

Very truly yours,

/s/ Satoshi Kobayashi
Name:	Satoshi Kobayashi
Title:	Chief Executive Officer, Interim Chief Financial Officer and Representative Director

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC